EXHIBIT (a)(1)(A)

May 12, 2008

Dear Warrantholder:

Since its initial public offering in October 2005, Energy XXI has made three major acquisitions, become a reporting company in the United States and become listed on the Nasdaq Capital Market. Although we have accomplished much in our short history, there is so much more that we want to do.

One objective we have is to simplify our capital structure. As you know, we issued 100 million Warrants, each exercisable into one Common Share for $5.00 per share, as part of our initial public offering (the “Warrants”). As of May 9, 2008, there were approximately 77.3 million Warrants outstanding. This is a significant number of outstanding Warrants when compared to our 84.6 million common shares outstanding as of the same date. We believe that the potential dilutive effect of our outstanding Warrants creates an overhang on our common equity, which could impact our ability to attract new equity investors.

In order to simplify our capital structure and reduce the number of Warrants outstanding, we are offering you the opportunity to exchange your Warrants, upon the terms and subject to the terms in the attached Exchange Offer, for common shares. Participating in the Offer will be beneficial to the Company in several ways:

•	it will help reduce the number of outstanding Warrants, thereby reducing the Warrant overhang on our common equity;
•	it will help pave the way to attract new investors in the Company;
•	it may increase our public float as the additional Common Shares issued pursuant to the Offer are traded over time; and
•	it may provide additional liquidity to the Company to reduce debt and/or facilitate the acceleration of development activities.

Management believes that eliminating or reducing the Warrant overhang and reducing debt should be helpful in attracting new investors and in facilitating our growth. All of the necessary documentation for your participation in the Offer and detailed instructions respecting how to tender your Warrants are enclosed. We have also filed a registration statement on Form S-4 with the Securities and Exchange Commission so that the Common Shares received by you if you participate in the Offer will be registered, freely tradable securities. A copy of the preliminary prospectus, which is part of the registration statement, is also attached.

We urge you to consider the Offer carefully. If you have any questions regarding this Offer, please do not hesitate to call West Griffin, our Chief Financial Officer, at (713) 351-3003, Bo Boyd, our internal counsel, at (713) 351-3018 or Stewart Lawrence, our Vice President of Investor Relations at (713) 351-3006.

Sincerely,

ENERGY XXI (BERMUDA) LIMITED

John D. Schiller, Jr.

Chairman of the Board and Chief Executive Officer